                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year end December 31, 1999
                        -----------------
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                        to
                               ----------------------    ----------------------

Commission file Number  0-10535
                       ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          CITIZENS BANKING CORPORATION
                          AMENDED AND RESTATED SECTION
                                   401(k) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          CITIZENS BANKING CORPORATION
                           One Citizens Banking Center
                            328 South Saginaw Street
                              Flint, Michigan 48502

                          Citizens Banking Corporation

                               Index to Form 11-K

FINANCIAL INFORMATION
   Financial Statements and Supplemental Schedule for Citizens Banking
     Corporation's Amended And Restated Section 401(k) Plan ..............................................  3

SIGNATURES ................................................................................................15

EXHIBIT INDEX .............................................................................................16

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                      Citizens Banking Corporation Amended
                        And Restated Section 401(k) Plan

                     Years ended December 31, 1999 and 1998
                       with Report of Independent Auditors

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                              Financial Statements
                            and Supplemental Schedule

                           December 31, 1999 and 1998





                                    CONTENTS

Report of Independent Auditors.............................................................................1

Financial Statements

Statements of Assets Available for Benefits................................................................2
Statements of Changes in Assets Available for Benefits.....................................................3
Notes to Financial Statements..............................................................................4

Supplemental Schedule

Schedule H Line 4i - Schedule of Assets Held for Investment Purposes at End of Year........................9


                         Report of Independent Auditors


Administrative Committee
Citizens Banking Corporation Amended
 and Restated Section 401(k) Plan

We have audited the accompanying statements of assets available for benefits of the Citizens Banking Corporation Amended and Restated Section 401(k) Plan as of December 31, 1999 and 1998, and for the related statements of changes in net assets for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 1999, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department for Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


June 22, 2000

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                   Statements of Assets Available for Benefits


                                                                    DECEMBER 31
                                                       1999                              1998
                                                 -----------------------------------------------
ASSETS
Investments at fair value:
     Common stock:
       Citizens Banking Corporation               $  34,896,569                    $ 55,201,635
     Mutual funds                                    66,437,991                      53,903,259
     Money market account                             3,412,105                       3,225,152
     Loans to participants                            3,247,095                       3,017,614
                                                 -----------------------------------------------
Total investments                                   107,993,760                     115,347,660

Receivables:
     Accrued income                                           -                         874,858
     Contributions - Employer                            90,334                          79,048
     Contributions - Employee                           244,625                         145,670
     Other                                                    -                          38,498
                                                 -----------------------------------------------
                                                    108,328,719                     116,485,734
Cash                                                          -                           3,539
                                                 -----------------------------------------------
Assets available for benefits                     $ 108,328,719                    $116,489,273
                                                 ===============================================

See accompanying notes.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

             Statements of Changes in Assets Available for Benefits

                                                                                  YEAR ENDED DECEMBER 31
                                                                                 1999                1998
                                                                     ----------------------------------------
ADDITIONS
Investment income:
     Dividends:
       Citizens Banking Corporation                                         $  1,413,602       $   1,388,823
       Other                                                                   3,987,570           3,629,954
     Interest income                                                             157,481             533,435
                                                                     ----------------------------------------
Total investments income                                                       5,558,653           5,552,212

Contributions:
     Employer                                                                  2,321,836           2,179,845
     Employee                                                                  6,540,806           4,950,002
                                                                     ----------------------------------------
                                                                               8,862,642           7,129,847
                                                                     ----------------------------------------
                                                                              14,421,295          12,682,059
DEDUCTIONS
Benefit payments to participants                                             (15,594,673)        (26,912,638)
Management fees                                                                  (18,662)             (8,969)
                                                                     ----------------------------------------
                                                                             (15,613,335)        (26,921,607)
Net realized and unrealized appreciation
     (depreciation) in fair value of investments                              (6,968,514)          2,241,527
                                                                     ----------------------------------------
Net decrease                                                                  (8,160,554)        (11,998,021)
Assets available for benefits at beginning of year                           116,489,273         128,487,294
                                                                     ----------------------------------------
Assets available for benefits at end of year                                $108,328,719       $ 116,489,273
                                                                     ========================================

See accompanying notes.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                          Notes to Financial Statements

                           December 31, 1999 and 1998

1. DESCRIPTION OF THE PLAN

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

The Citizens Banking Corporation Amended and Restated Section 401(k) Plan (the "Plan") is a defined contribution plan which includes a 401(k) salary deferral feature. The Plan covers substantially all employees of Citizens Banking Corporation (the "Corporation") and its banking subsidiaries including salaried employees and hourly employees with over 1,000 hours of credited service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants may contribute on a before-tax basis up to 15% of their annual compensation (not to exceed $10,000 in 1999 and 1998) and on an after-tax basis up to 10% of their compensation.

The Corporation will match the participant's pre-tax contribution up to 6% of the participants compensation (includes regular base salary or wages, commissions, overtime, shift premiums, incentive pay and referral pay). The Corporation will match 100% on the first 3% of pre-tax salary deferral and 50% on the next 3% of pre-tax salary deferral, for a total of a 75% match on a 6% pre-tax salary deferral. In addition, a retiree medical savings account was established for each participant. One third of the employer matching contribution is automatically directed into this account. Employees may not borrow against any monies residing in this account.

Participants are immediately vested in their contributions and the Corporation's matching contributions plus actual earnings thereon.

All administrative costs of the plan are paid by the Corporation.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)



1. DESCRIPTION OF THE PLAN (CONTINUED)

Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

VALUATION OF INVESTMENTS

Investments are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices.

The participants loans are valued at their outstanding balances, which approximate fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)



3. INVESTMENTS

During the years ended December 31, 1999 and 1998, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                      NET REALIZED AND UNREALIZED
                                                      APPRECIATION (DEPRECIATION)
                                                           IN FAIR VALUE
                                                        YEAR ENDED DECEMBER 31
                                                      1999                1998
                                                ------------------ --------------------
 Common stock:
   Citizens Banking Corporation                      $(20,106,500)       $(1,375,580)
   Mutual funds                                        13,167,152          3,626,478
   U.S. Government Securities                                   -             (9,371)
   Money market account                                         -                  -
                                                ------------------ --------------------
                                                     $ (6,939,348)       $ 2,241,527
                                                ================== ====================

Investments that represent 5% or more of fair value of the Plan's assets are as follows:

                                                              DECEMBER 31
                                                       1999                1998
                                                 ------------------ -------------------

Equity Funds                                                   -        $27,892,247
Citizens Banking Corporation Stock                   $34,896,569         54,977,401
Balanced Funds                                                 -         22,105,645
Invesco Small Co. Growth                               5,633,057                  -
Invesco Balanced                                      20,780,751                  -
Golden Oak Value                                       7,189,798                  -
Golden Oak Growth                                      9,491,722                  -
Golden Oak Intermediate                                5,931,834                  -
Janus Overseas                                        11,560,616         22,105,645

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                    Notes to Financial Statements (continued)




3. INVESTMENT (CONTINUED)

The Plan invests certain fund assets in the Golden Oak series of mutual funds. Citizens Bank, a subsidiary of Citizens Banking Corporation, serves as the investment advisor to these funds. The mutual fund portfolios were established pursuant to the provisions of the Investment Company Act of 1940. Investments within these portfolios were made in accordance with the applicable Department of Labor rules and regulations concerning the investment of qualified plan assets into mutual funds wherein the investment advisor to the portfolio is a party-in-interest with respect to the plan.

The following is a summary of transactions (at cost) with parties-in-interest:

                           CITIZENS
                           BANKING      GOLDEN OAK    GOLDEN OAK    GOLDEN OAK                   GOLDEN OAK
                            CORP.         PRIME         VALUE      DIVERSIFIED     GOLDEN OAK       SMALL
                         COMMON STOCK   OBLIGATION    PORTFOLIO    GROWTH FUND    INTERMEDIATE     CAPITAL
                                         CLASS A         FUND                     INCOME FUND       FUND
                         ------------- ------------- ------------- ------------- --------------- ------------
BALANCE AT
  JANUARY 1, 1998         $17,697,892     $4,082,556  $ 2,030,000     $1,844,264    $15,714,911   $        -
PURCHASES IN 1998           6,357,662     26,564,548      890,259        611,658      2,917,385
SALES IN 1998               2,196,684     27,425,596      887,718        966,399      4,479,367
                          -----------     ----------  -----------     ----------    -----------
BALANCE AT
  DECEMBER 31, 1998        21,858,870      3,221,508    2,032,541      1,489,523     14,152,929
TRANSFER TO INVESCO       (21,858,870)    (3,221,508)  (2,032,541)    (1,489,523)   (14,152,929)
PURCHASES IN 1999          29,535,042      4,182,819    8,011,534      9,116,312      6,872,630    3,967,651
SALES IN 1999               1,564,069        770,714      748,888        628,514        851,882     (489,730)
                          -----------     ----------  -----------     ----------    -----------   ----------
BALANCE AT
  DECEMBER 31, 1999       $27,970,973     $3,412,105  $ 7,262,646     $8,487,798    $ 6,020,748   $3,447,921
                          ===========     ==========  ===========     ==========    ===========   ==========

4. INCOME TAX STATUS

The Plan has applied for but has not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). However, the Plan Administrator believes that the Plan is qualified and, therefore, the related trust is exempt from taxation.

5. BENEFITS PAYABLE
Assets available for plan benefits include amounts allocated for approved distributions. Such balances amounted to $0 and $1,922,682 at December 31, 1999 and 1998, respectively. Such amounts are shown as a liability on the Plan's Form 5500.

                              SUPPLEMENTAL SCHEDULE

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                            Employer ID #38-2378932
                                   Plan #002

    Schedule H Line 4i - Schedule of Assets Held for Investment Purposes at
                                  End of Year

                               December 31, 1999

                                                         DESCRIPTION OF
                                                      INVESTMENT INCLUDING
                                                       MATURITY DATE, RATE
          IDENTITY OF ISSUE, BORROWER,              OF INTEREST, COLLATERAL,                      CURRENT
              LESSOR OR SIMILAR PARTY                 PAR OR MATURITY VALUE          COST          VALUE
--------------------------------------------------------------------------------------------------------------

Common stocks:
    *Citizens Banking Corporation                      1,559,275 shares           $ 27,970,973   $ 34,896,569
                                                                                ------------------------------
Total common stock                                                                  27,970,973     34,896,569

Mutual Funds:
    *Golden Oak Diversified Growth Funds                  507,307 units              8,487,798      9,491,722
    *Golden Oak Intermediate Income Fund                  629,706 units              6,020,748      5,931,834
    *Golden Oak Value Portfolio Fund                      735,906 units              7,262,646      7,189,798
    *Goldens Oak Small Capital Fund                       348,185 units              3,477,921      3,551,485
    Invesco Blue chip Growth Fund                          47,371 units                363,214        384,181
    Invesco Select Income Fund                             42,531 units                260,081        258,161
    Invesco Small Company Growth                          302,527 units              4,227,011      5,633,057
    Invesco Balanced                                    1,167,458 units             19,765,357     20,780,751
    SSGA S&P 500 Index                                     64,880 units              1,557,081      1,656,386
    Janus Overseas                                        310,769 units              7,181,632     11,560,616
                                                                                ------------------------------
Total Mutual Funds                                                                  58,603,489     66,437,991

                      Citizens Banking Corporation Amended
                        and Restated Section 401(k) Plan

                            Employer ID #38-2378932
                                   Plan #002

     Schedule H Line 4i - Schedule of Assets Held for Investment Purposes at
                            End of Year (continued)

                                           DESCRIPTION OF INVESTMENT INCLUDING
      IDENTITY OF ISSUE, BORROWER,          MATURITY DATE, RATE OF INTEREST,                        CURRENT
        LESSOR OR SIMILAR PARTY             COLLATERAL, PAR OR MATURITY VALUE         COST           VALUE
----------------------------------------------------------------------------------------------------------------

Money Market Accounts:
    *Golden Oak Prime
         Obligation Class A              $3,412,105  principal amount              $  3,412,105   $   3,412,105
                                                                                 -------------------------------
Total Money Market Accounts                                                           3,412,105       3,412,105
Participant loans                        Interest rate range:  7.0% - 10.0%;          3,247,095       3,247,095
                                                                                 -------------------------------
Total investments                          with various maturity dates.            $ 93,233,662   $ 107,993,760
                                                                                 ===============================

*Party-in-interest.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date   June 26, 2000                   /s/Gary P. Drainville
    -------------------------         -----------------------------------
                                      Gary P. Drainville
                                      Chairman, Pension/401(k) Administration
                                      Committee

                                       /s/Kurt A. Schulze
                                      -----------------------------------
                                      Kurt A. Schulze
                                      Secretary, Pension/401(k) Administration
                                      Committee

                          Citizens Banking Corporation

                                  EXHIBIT INDEX

                   (FILED AS PART OF THIS REPORT ON FORM 11-K)

  Exhibit                                                                                         Form 11-K
    No.                                           Exhibit                                          Page No.
----------   --------------------------------------------------------------------------------  --------------

   23             Consent of Independent Accountant                                                  17




















                                       16